Exhibit 99.1

KNOT Offshore Partners LP Announces Elimination of Incentive Distribution Rights

IDR elimination modernizes capital structure and aligns interests of sponsor and KNOP unitholders

September 7, 2021

ABERDEEN, Scotland -- KNOT Offshore Partners LP (NYSE:KNOP) (“the Partnership”) announced today that the Partnership has entered into an exchange agreement with its sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”), and its general partner whereby Knutsen NYK will contribute to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs will immediately be cancelled and cease to exist (the “IDR Exchange”). The Class B Units are a new class of limited partner interests which will not be entitled to receive cash distributions in any quarter unless common unitholders receive a distribution of at least $0.52 for such quarter (the “Distribution Threshold”). When common unitholders receive a quarterly distribution at least equal to the Distribution Threshold, then Class B unitholders will be entitled to receive the same distribution as common unitholders. At the current quarterly common unit distribution level of $0.52, the total combined quarterly distribution for the newly issued common units and Class B Units is equivalent to the quarterly distribution to the IDRs prior to the IDR Exchange.

For each quarter (starting with the quarter ending September 30, 2021) that the Partnership pays distributions on the common units that are at or above the Distribution Threshold, one-eighth of the Class B Units will be converted to common units on a one-for-one basis until such time as no further Class B Units exist. The Class B Units will generally vote together with the common units as a single class.

Following the IDR Exchange, and on a Class B Unit fully-converted basis, Knutsen NYK will beneficially own 10,004,028 common units, which would represent approximately 29.2% of KNOP’s outstanding common units. The IDR Exchange is expected to close on September 10, 2021.

Gary Chapman, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, commented, “This cash flow neutral elimination of KNOP’s IDRs is an important step forward for the Partnership, further aligning the interests of our sponsor and our common unitholders and enhancing the attractiveness and accessibility of KNOP as an equity investment opportunity. The supportive terms of this transaction reflect a recognition by both the Partnership and our sponsor, which is itself the largest holder of KNOP common units, that elimination of the IDRs removes a longstanding overhang with respect to the Partnership’s capital structure. The Partnership is committed to introducing a growing investor audience to the Partnership’s attractive distribution, our leadership position in the shuttle tanker sector, and the supportive fundamentals underlying our long-term growth prospects.”

The board of directors of each of the Partnership, its general partner and Knutsen NYK, as well as the Conflicts Committee of the Partnership’s board, unanimously approved the IDR Exchange. Evercore served as financial advisor and Richards, Layton & Finger, P.A. served as legal advisor to the Conflicts Committee. Baker Botts L.L.P. served as legal advisor to the Partnership.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition, including the expected impact and benefits of the IDR Exchange. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	the Partnership’s ability to consummate the IDR Exchange on a timely basis;
●	the Partnership’s ability to make distributions on its units and the amount of any such distributions;
●	the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;
●	the Partnership’s future revenues, expenses, financial condition and results of operations;
●	the financial condition of the Partnership’s existing or future customers and their ability to fulfill their charter obligations;
●	the Partnership’s ability to acquire additional vessels from Knutsen NYK;
●	the Partnership’s ability to make additional borrowings and to access debt and equity markets; and
●	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Media contact:

KNOT Offshore Partners LP

Gary Chapman

Chief Executive Officer and Chief Financial Officer

Email: ir@knotoffshorepartners.com

Tel: +44 1224 618 420

http://knotoffshorepartners.com/

Source: KNOT Offshore Partners LP